CollPlant Overview


CollPlant
Biotechnologies
Pioneering
Regenerative
Medicine

February 2021

Safe Harbor Statement

Certain statements in this presentation constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act and are usually identified by the use of words such as "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "seeks," "should," "will," and variations of such words or similar expressions. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act and are making this statement for purposes of complying with those safe harbor provisions. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Risks and uncertainties for our company include, but are not limited to: the Company's history of significant losses, its ability to continue as a going concern, and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company's expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based Bioink, dermal fillers for aesthetics, breast implants, VergenixSTR, and VergenixFG; the Company's ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk, dermal fillers for aesthetics, breast implants, VergenixSTR, and VergenixFG including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company's rhCollagen based BioInk, dermal fillers for aesthetics, breast implants, VergenixSTR, and VergenixFG; the Company's ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company's ability to establish and maintain strategic partnerships and other corporate collaborations; the Company's reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company's ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company's strategy; and litigation and regulatory proceedings. Many of these factors that will determine actual results are beyond our ability to control or predict. For a discussion of the factors that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, see the "Risk Factors" section of included in our most recently filed Annual Report on Form 20-F. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The statements made in this presentation speak only as of the date stated herein, and subsequent events and developments may cause our expectations and beliefs to change. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this presentation to reflect subsequent information, events, results or circumstances or otherwise. While we may elect to update these forward-looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, whether as a result of new information, future events or otherwise, except as required by law.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of such products.

CollPlant overview

- A regenerative and aesthetic medicine company developing innovative technologies and products for tissue regeneration and organ manufacturing
- Proprietary technology platform that enables mass production of recombinant human collagen (rhCollagen)
- rhCollagen-based products aimed at 3D Bioprinting of tissues and organs, and medical aesthetics markets
- Strategic agreements with:
  - AbbVie (NASDAQ: ABBV) - for worldwide exclusive development and commercialization of dermal and soft tissue fillers
  - United Therapeutics (NASDAQ: UTHR) - for 3D bioprinting of lung, kidney transplants and other life saving organs
- Active business development strategy with multiple opportunities in various stages of development


Medical Aesthetics
3D Bioprinting
3D

Experienced management team



Prof. Oded Shoseyov
Co-Founder & Chief Scientist
Pauli Clean Tech
CBD Tech.
Fulcrum-SPD
Melodea
Hebrew University



Yehiel Tal
CEO
Regentis Biomaterials
ProChon Biotech
Kulicke & Soffa Industries



Eran Rotem
Deputy CEO & CFO
Tefron, CFO (NYSE,TASE)
Healthcare Tech., CFO (NASDAQ) & Gamida
E&Y



Nadav Orr, PhD
VP R&D
Ethicon Biosurgery, Johnson & Johnson



Ilana Belzer, PhD
COO
BioHarvest
Procognia Ltd.
Omrix Biopharmaceuticals
Interpharm



Philippe Bensimon, PharmD
VP RA/QA/CA
Maquet Getinge
3M Medical

Board of directors



Dr. Avri Havron
Board member

Kamada
PROLOR Biotech (acquired by Opko Health)
Clal Biotechnology Industries
BioTechnology General
Interpharm Laboratories



Dr. Roger Pomerantz
Chairman

ContraFect
VerImmune
Seres Therapeutics
Merck
J&J



Dr. Gili Hart
Board member

Ayala Pharmaceuticals
SpliSense
Mitoconix
OPKO Biologics
PROLOR Biotech (acquired by Opko Health)



Dr. Elan Penn
Board member

A.I. Research and Development
Sivan Computer Training Company
Mashov Computers
Magic Software Enterprises
Telkoor Power Supplies
Nexgen Biofuels



Joseph Zarzewsky
Board member

Mitrelli Group
SMAD

Advisory Board

Prof. Avram Hershko
Unit Of Biochemistry, Technion
Nobel Laureate in Chemistry 2004

Dr. Joseph M. Lane
Orthopaedic Surgeon at Hospital
for Special Surgery, New York

Prof. Vicki Rosen
Department of Developmental Biology,
Harvard University School of Dental Medicine

Prof. Ofer Levy
Shoulder and Elbow Surgeon
Director of the Reading Shoulder Unit, UK

Prof. Shay Soker
Professor of Regenerative Medicine and the Scientific
Officer for Wake Forest Institute for Regenerative Medicine

Prof. Abhay Pandit
Director of Strategic Research Cluster “Network of
Excellence for Functional Biomaterials” (NFB) at the
National University of Ireland, Galway

Transgenic tobacco plants

Expressing 5 human genes





COL1α1
COL1α2
P4Hα
P4Hβ
LH-3
N propeptide
C propeptide

CollPlant
Pioneering Regenerative Medicine

Large scale human collagen produced in tobacco plants

rhCollagen production process

Growing



Transgenic tobacco

Extraction



Crude extract

Purification



rhCollagen

Products


Medical aesthetics
BioInk
Commercial products (EU)

CollPlant
Pioneering Regenerative Medicine

rhCollagen- The ideal building block for tissue and organ transplants used in regenerative medicine

Clear advantages over tissue-extracted collagen

Better bio-functionality
- Accelerates human cell proliferation
- Faster tissue healing

Superior homogeneity
- Controlled physical/rheological properties
- Reproducibility
- Transparency (not visible)

Improved safety and greater purity
- Non-immunogenic
- Non-allergenic
- No pathogens
- No foreign body response

Plant-derived


Cell binding domains

Tissue Extracted


Cell binding domains

Product Pipeline

CollPlant
Pioneering Regenerative Medicine

Aesthetic medicine

Dermal/soft tissue fillers

- Collaboration with Allergan, an AbbVie company
- Photocurable dermal filler*
- Injectable breast implants*

3D bioprinting

3D bioprinted products

- Breast implants
- Lung and Kidney- collaboration with United Therapeutics Corporation, 3D Systems

BioInk formulations

- Soft and hard tissues

** AbbVie's Option Product*

3D Bioprinted Tissues and Organs



CollPlant
Pioneering Regenerative Medicine

A great medical need for supply of life saving organs

~30,000
US transplants per year

115,000
US waiting list

900,000
US deaths per year from organ impairment

3D bioprinting expected to bridge this gap and allow unlimited supply of life saving organs

The technological building blocks already exist – a system integrator is needed to assemble them all together



3D Bioprinting Major Segments
Representing a Multi- Billion Dollar Market Opportunity

Organs

- Lungs
- Kidney
- Liver
- Heart

Endocrine glands

- Ovary
- Pancreas
- Thyroid

Tissues

- Breast
- Skin
- Cornea
- Bones
- Cartilage
- Heart valve

Scaffolds

- Spine fusion
- Non-union fractures
- Craniomaxillofacial
- Nerve conduits
- Tendons, ligaments
- Bones

Drug discovery

- Mimic pathologic tissue (efficacy)
- Mimic healthy tissue (safety)
- High throughput

rhCollagen BioInk

Compositions in development (with partners/collaborators)

BioInk Components

- ECM components (biological/ physical properties)
- Polymers (physical properties)
- Ceramics (hard tissue)
- Nanoparticles (sustained release/ physical properties


CollPlant
Revolutionizing Tissue Repair
BioInk
20ml

3D Bioprinting technologies

- Direct Ink Writing (DIW)
- Inkjet
- Projection Stereolithography
- Laser Induced Forward Transfer (LIFT)

Collaboration agreement with United Therapeutics (2018)



- Global licensing and commercialization agreement for 3D Bioprinting of solid organ scaffolds for human transplants
- Collaboration combines CollPlant's proprietary BioInk technology and United Therapeutics' regenerative medicine and organ manufacturing capabilities

Agreement highlights:

- $5M upfront payment
- Up to $39M milestone and option payments
- Royalties on product sales
- United Therapeutics has the option to expand the license to add up to three organs*
- United Therapeutics will establish a U.S. facility for the manufacture of CollPlant's rhCollagen and BioInk

* In September 2020, United Therapeutics expanded the collaboration with the exercise of its option to cover a second lifesaving organ, human kidneys. United Therapeutics paid CollPlant $3 million for the option exercise

3D bioprinting examples


3DSYSTEMS
Organ
Manufacturing
Group

3D bioprinting of trachea using CollPlant's BioInk. Courtesy of United Therapeutics



Bioprinting of soft tissue implant

3D Systems and CollPlant Biotechnologies Join Forces to Accelerate Breakthroughs in Regenerative Medicine

English

NEWS PROVIDED BY
CollPlant
Jan 13, 2020, 08:00 ET

SHARE THIS ARTICLE

ROCK HILL, South Carolina and REHOVOT, Israel, Jan. 13, 2020 /PRNewswire/ -- Today, 3D Systems (NYSE: DDD) and CollPlant Biotechnologies (NASDAQ: CLGN), announced signing a joint development agreement intended to play a pivotal role in advancing and accelerating breakthroughs in the biomedical industry. The collaboration brings together two industry pioneers--3D Systems, renowned for its 3D printing technologies and healthcare expertise; and CollPlant, the developer of proprietary recombinant human collagen (rhCollagen) BioInk technology currently used for 3D bioprinting of tissues and organs. The two companies plan to jointly develop tissue and scaffold bioprinting processes for third party collaborators.

- 3D bioprinted soft tissue implant with vascularization channels perfused with red ink
- The implant was printed using 3D Systems' high resolution bioprinter and BioInk that is based on CollPlant's rhCollagen


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APPROXIMATE VOLUME
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Breast implants



CollPlant
Pioneering Regenerative Medicine

Breast implants market overview

Current breast reconstruction is based on synthetic breast implantation, free flap surgery/autologous fat tissue transfer - all of which replace tissue rather than regenerate it.

$1.4B Market

worldwide *(2018)*[1]

$ 5-10K Cost

per full procedure in US[2]

~2,500,000

Breast implant procedures WW *(2019)*[3]

~550,000 in US *(2019)*[4]

Procedure *(US segmentation)*



19%
21%
60%
Breast augmentation
Breast lift
Breast reconstruction

FDA alert: Patients with breast implants have an increased risk of developing breast implant Associated- Anaplastic Large Cell Lymphoma *(Feb 2019)*[5]

1. Analytical Research Cognizance, Global Breast Implant Market, March 2019
2. https://www.webmd.com/beauty/cosmetic-procedures-breast-augmentation#1
3. https://www.isaps.org/wp-content/uploads/2020/12/Global-Survey-2019.pdf
4. https://www.plasticsurgery.org/documents/News/Statistics/2019/plastic-surgery-statistics-full-report-2019.pdf\
5. https://www.fda.gov/medical-devices/letters-health-care-providers/breast-implant-associated-anaplastic-large-cell-lymphoma-bia-alcl-letter-health-care-providers

CollPlant Pioneering Regenerative Medicine

CollPlant's 3D bioprinted breast implants



Breast scaffold bioprinting



ECM components + autologous fat cells loading



Implantation and vascularization



Implant replacement by newly formed tissue

Dermal/Soft tissue fillers



CollPlant
Pioneering Regenerative Medicine

Dermal fillers market overview

~2,160,578
HA procedures in 2019 in the US[1]

>$6.2B, 7.6% CAGR
Global dermal filler market, 2019[2]
CAGR 2020-2026[2]

$100-$250/unit
Cost per syringe[3]

2019 Procedure breakdown, U.S

(by material)[1]


4%
2%
1%
5%
8.2%
80%
Hyaluronic acid
Calcium Hydroxylapatite
PRP
Polylactic acid
Fat
Polymethyl methacrylate microsphares

1. https://www.plasticsurgery.org/documents/News/Statistics/2019/plastic-surgery-statistics-full-report-2019.pdf
2. https://www.gminsights.com/industry-analysis/dermal-filler-market
3. https://www.medicalsparx.com/juvederm-hydrate , https://www.medicalsparx.com/buy-juvederm-ultra-plus-xc

Collaboration agreement with AbbVie (Feb. 2021)



- A worldwide exclusive development and commercialization agreement for dermal and soft tissue fillers for the medical aesthetics market
- Combines CollPlant's proprietary rhCollagen technology and AbbVie's technology
- Expands CollPlant's regenerative medicine programs and further validates our technology

Agreement highlights:

- Up to $103M in potential payments, including:
  - $14M upfront payment
  - Up to $89 milestones and option payments
- Royalties on products sales
- AbbVie has the right of first negotiation for CollPlant's technology in two additional products, an injectable breast implant and a photocurable dermal filler
- CollPlant will manufacture and sell to AbbVie the rhCollagen used in the products

rhCollagen-based Photocurable regenerative dermal filler key attributes

Easy injection (30G needle)

Sculpting before curing

Optimized post curing stiffness

Good tissue retention



Injection

Sculpting

Photocuring in-situ

Tissue regeneration

Injectable breast implants*

- Composed of rhCollagen, additional materials and fat cells taken from the patient
- Intended to promote breast tissue regeneration
- Designed to support the viability and function of the autologous fat cells, and to attract cells to promote tissue regeneration
- **The scaffold is designed to gradually degrade and be replaced by newly grown natural breast tissue that is free of any foreign material**



** AbbVie's Option Product*

CollPlant
Pioneering Regenerative Medicine

CollPlant Biotechnologies | Pioneering Regenerative Medicine

51 employees

Strong R&D **team**

Fully **integrated**

Production team with proven **track record**

NASDAQ (CLGN),

NASDAQ listed since Jan 2018

Revenue (ttm*): $6.02M

Market Cap: $118M**

Ave vol (3m): 41k shares

*ttm – trailing twelve months
** As of Feb 5, 2021



CollPlant
Nasdaq
CLGN
NasdaqListed
Nasdaq

CollPlant investment highlights

Only commercially viable technology currently available that can produce truly human collagen

Multi-billion dollar market:
innovative rhCollagen products initially aimed at 3D bioprinting and medical aesthetics

Broadly applicable technology:
Ideal building block/scaffolding molecule for regenerative medicine

Strategic agreement with ABBV
Strategic agreement with UTHR

Clinically validated technology

Proven management team

CollPlant
Revolutionizing Tissue Repair

Thank you


CollPlant
Biotechnologies
Pioneering
Regenerative
Medicine